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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of May 2003

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
By: /s/ DAVID GAROFALO

David Garofalo
Vice-President, Finance and Chief Financial Officer

Date: May 5, 2003

FIRST QUARTER REPORT 2003

        Agnico-Eagle Mines Limited reported a net loss of $6.2 million, or $0.07 per share in the first quarter of 2003 compared to net income of $0.5 million, or $0.01 per share last year. Included in the first quarter 2003 results is a one-time net of tax non-cash charge of $1.7 million, or $0.02 per share, representing the cumulative effect of the adoption of a new US GAAP accounting standard, FAS 143, relating to future reclamation obligations.

First Quarter Results Negatively Impacted by Rock Fall

        Gold production in the first quarter was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. Cash operating costs increased from $129 per ounce to $169 per ounce due to lower gold and byproduct zinc production and a stronger Canadian dollar, only partly offset by higher silver and copper production. Total cash operating costs, including the El Coco royalty, increased to $243 per ounce from $161 per ounce.

        The main reason for the production shortfall was a previously reported fall of ground at the Company's LaRonde gold mine in Quebec. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

        The key facts behind this incident are as follows:

  •
  The fall of an estimated 30,000 tons of rock, which occurred over a period of approximately two weeks, was due to an accumulation of localized stresses. It was not a rock burst and was not caused by depth or the mining method used at LaRonde. As this was only the fifth mining block extracted from the lower level mining horizon, there was an accumulation of localized stresses along both the eastern and western limits of the mined out area. The fall was triggered by a production blast immediately below the caved area. The area stabilized on its own allowing for the removal of the blasted ore and material that caved.

  •
  There were no injuries and no damage to equipment or underground infrastructure. Mining, development and processing operations continued and LaRonde's large gold reserve and resource base is unaffected.

  •
  The impact on production could not be assessed until the end of March when the fallen rock was removed, the draw point brow exposed, the caved area surveyed, the cause determined, recovery plan and new mining sequence devised. LaRonde previously experienced similar events at Shaft #1 closer to surface, that had no impact on production.

  •
  Remedial work, which included filling the original 100 foot high mining block from Level 212, has been completed. The remaining caved area above Level 212 will be filled from Level 209 by the end of May.

  •
  Other remedial work includes accelerating the pyramidal mining sequence in the second quarter, by reducing the width of four mining blocks to 40 feet from 50 feet. The smaller mining blocks will permit faster ore extraction and minimize dilution. This will result in reduced tonnage from the gold/copper area of the mine during the second quarter, with normal underground mining operations expected to resume during the third and fourth quarter.

Impact on 2003 Gold Production and Total Cash Operating Costs

        As previously disclosed, the Company expects its 2003 gold production to be approximately 300,000 ounces, or 20% lower than the previous target of 375,000. This revision is a timing issue as opposed to a loss of gold production. As a precaution, the Company decided to delay the extraction of 10 mining blocks in the lower part of the mine into 2004. This higher grade gold tonnage will be replaced with already developed zinc/silver ore in the upper part of the mine. As a result of this gold production shortfall, a stronger than anticipated Canadian dollar and lower than expected silver prices, total cash operating costs to produce an ounce of gold in 2003 are projected to be $180 per ounce, including an estimated El Coco royalty of $21 per ounce, or 44% higher than the Company's previous target of $125 per ounce.

        A summary of the impact on the metal production and cash operating cost estimates, together with the material assumptions used in the Company's estimates, follows:

	Revised Estimate	Prior Estimate
Ore processed (000's tons)	2,700	2,800

Gold grade (oz./t)	0.12	0.14

Payable metal production:
Gold (ozs.)	300,000	375,000
Silver (000's ozs.)	4,000	3,800
Zinc (000's lbs.)	94,000	84,000
Copper (000's lbs.)	26,000	31,000

Total cash operating costs ($/oz.)	180	125

Assumptions:
Gold ($/oz.)	320	310
Silver ($/oz.)	4.60	5.00
Zinc ($/lb.)	0.36	0.36
Copper ($/lb.)	0.75	0.75
US$/C$ exchange rate	1.47	1.53

        The estimated sensitivity of LaRonde's 2003 total cash operating costs to a 10% change in metal prices and exchange rates follows:

Variable	Impact on total cash operating costs ($/oz.)
US$/C$	23
Silver	6
Copper	6
Zinc	5
Gold	2

LaRonde Operating Performance Improving

        Despite the difficulties stemming from the rock fall in the quarter, the Company continued to optimize the LaRonde operation. Three key performance indicators continued to improve including:

  •
  Development performance on the lower level which was above plan in the quarter.

  •
  Ore tonnage mined from the lower levels represents 42% of the mill feed currently mined despite the rock fall and the lack of an ore handling facility and crushing plant, which is under construction.

  •
  Average daily mill throughput increased to 6,696 tons in the first quarter, with March averaging 6,903 tons per day. In April, the mine and mill to date have averaged 7,978 tons per day after being idle for the first four days of the month for scheduled preventative maintenance. Mill recoveries have remained on target.

        Productivity is expected to steadily improve on the lower levels as the impact of the improved development performance continues to provide more mining blocks. Also impacting future productivity will be the availability of the second underground crusher in May.

LaRonde Continues Aggressive Drilling Program

        Nine drill rigs were in operation during the quarter, completing nearly 55,000 feet of diamond drilling on the following target areas:

  •
  Definition drilling on Zone 20 North between Levels 170 to 206

  •
  Testing Zone 7 between Levels 170 to 215.

  •
  Production delineation drilling on Zone 20 North between Level 137 and 209.

  •
  Definition drilling on Zone 20 North below Level 215.

  •
  Exploration drilling on Zone 20 North at depth.

        Increased access from lower level haulage drifts and production draw points permitted more emphasis to be placed on Zone 7 which had previously not been definition drilled. Definition and delineation drilling started on Zone 7 from Levels 170, 206 and 215. The results, which are summarized below, were better than expected and have not yet been incorporated in the revised 2003 production target:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.0 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3194-68	9.2	511.8	523.0	0.24	0.60	0.24	1.95
3206-17	9.2	547.6	557.4	0.34	1.12	0.35	2.32
3206-19	9.8	508.2	518.7	0.29	0.78	0.56	1.50
3206-20	9.2	583.3	594.5	0.17	1.00	0.27	3.57
3206-24	9.2	710.6	721.4	0.15	0.79	0.62	2.39
3215-31	9.2	493.4	502.6	0.52	1.45	0.66	2.40
3215-48	9.2	525.3	535.1	0.16	0.29	0.11	0.39
3215-49	9.2	493.4	502.9	0.34	0.55	0.25	2.02
3215-52	9.2	540.3	549.5	0.26	0.85	0.41	0.68

        Deep drilling tested Zone 20 North below the bottom of the Penna Shaft with the objective of acquiring sufficient drill hole density to continue the conversion of resource to reserve. As previously reported, the program was successful in converting 1.0 million ounces of gold into reserves in 2002. Additional drilling not previously reported follows:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3215-34A	72.2	2,054.1	2,175.8	0.12	0.89	0.71	0.04
3215-38Au	33.8	1,467.8	1,511.8	0.15	0.74	0.60	0.09
3215-38Zn	23.0	1,511.8	1,541.3	0.06	0.90	0.14	5.46
3215-43	32.8	1,806.4	1,847.7	0.16	0.52	0.72	0.10
3215-50	45.9	1,827.4	1,895.3	0.11	0.38	0.39	0.02
3215-58	29.5	1,317.6	1,352.7	0.19	1.55	0.65	0.13
including	16.4	1,326.4	1,347.8	0.25	1.88	0.70	0.07

        The deep drilling program has entered a new phase with increased access provided from the Level 215 exploration drift. This program will provide additional information required in the Deep LaRonde Study. To date, 767 feet of development has been completed to the west.

Regional Growth Studies Progressing on Lapa, Goldex and Deep LaRonde

        Subsequent to the end of the first quarter, Agnico-Eagle achieved a number of significant positive developments with regard to its regional growth strategy:

  •
  Increase in the Company's ownership in the Lapa property to 100% by acquiring Breakwater Resources Ltd.'s interest.

  •
  Expansion of the Lapa deposit with five drills currently testing the Contact Zone.

  •
  Acquisition of additional properties along the Cadillac-Larder Lake Break.

High-Grade Gold Ounces Acquired and Discovered Economically

        Agnico-Eagle has agreed to acquire, subject to the completion of a definitive legal agreement, Breakwater's joint venture interest in the Lapa high-grade gold discovery, located seven miles east of the LaRonde Mine in northwestern Québec. Under the terms of the arrangement, Agnico-Eagle will increase its ownership interest to 100% for consideration of $8.925 million and net smelter royalties ranging from 0.5% to 1.0%. An additional $1 million will be payable to Breakwater if Lapa's published inferred mineral resource reaches 2 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2 million will be creditable against future net smelter royalties.

        In the course of earning an 80% interest in the property under an option agreement with Breakwater, Agnico-Eagle outlined a deposit on Lapa in late 2002 that is currently known to host an inferred mineral resource of 3.3 million tons grading 0.25 ounces per ton of gold, containing 816,000 ounces of gold (cut to 1.5 oz./t). Including acquisition costs and exploration spending conducted by Agnico-Eagle to date, the discovery costs to the Company of this deposit is approximately $11 per ounce of gold based on the current inferred mineral resource.

Accelerated Drilling Program on Lapa Expanding High-Grade Zone

        Agnico-Eagle is conducting a $2.5 million exploration program on Lapa in 2003 with five drills in operation. Two drills are currently probing the eastern limit as well as at depth (drill holes 118-03-20 & 17A), a third on increasing the drill hole density within the known inferred mineral resource outline (drill hole 118-03-19), a fourth drill obtaining additional samples for metallurgical testing (drill hole TML-01) and the last exploring the deposit at depth (drill hole 118-03-16A).

        Two additional results have been obtained since the last public update in February. They have been summarized below:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Uncut
118-03-16	12.1	4,186.0	4,203.4	0.39	0.52*

118-03-18B	9.2	2,046.9	2,061.3	0.20	0.20*

*preliminary results

        The most interesting result was obtained in drill hole 118-03-16, targeted to test the downward eastern extension of drill hole 118-03-04A, which had previously intersected 0.21 ounces of gold over a true thickness of 99.1 feet (cut to 1.5 oz./t). The most recent result intersected the Contact Zone at a depth of 3,800 feet below surface, or 800 feet below and to the east of the deepest previous intersection. The overall mineralized envelope in this latest intersection was 75 feet.

        As a result, the Contact Zone has been traced over a vertical distance of 2,800 feet and a horizontal distance of 1,600 feet. Currently drill hole 118-03-16A is in progress to test the area 200 feet above drill hole 118-03-16 between the two deepest intercepts returned to date. Further positive results in this area could have a significant impact on the overall resource estimate of the Contact Zone.

        Drill hole 118-03-18B was an infill drill hole drilled in the upper western sector of the deposit. The drill hole essentially confirmed previous drilling results.

        Drill hole 118-03-17 (not disclosed above) was drilled at a depth of 3,300 feet below surface to test the eastern and depth extension of the Contact Zone. The drill hole was abandoned due to failure of the drill string. However, the drill hole did encounter erratic gold mineralization with values up to 0.25 ounces of gold per ton. The drill hole did not reach the target area prior to the drill string failure. A wedge cut is currently being drilled 100 feet above drill hole 118-03-17.

        Initial metallurgical testing on small drill core samples has yielded favourable results. Test work on a larger sample to be extracted from the current drilling program is expected to be completed by the end of the third quarter. In addition, the Company expects to release an updated mineral resource calculation and further drilling results prior to its Annual General Meeting on June 19.

        All Lapa drill core is BQ caliber and is logged at the LaRonde Mine by a senior project geologist for the Company's Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Québec, and Expert Laboratories Inc., Rouyn-Noranda, Québec.

Strategic Acquisitions of Property on Prolific Belt Continues

        In the first quarter, the Company also acquired 100% of the Normand Lake and Chibex North Properties, all located on the same geological trend as Lapa. Chibex North is located immediately south of and adjacent to Lapa. Agnico-Eagle has also agreed to acquire Breakwater's 66 2/3% interest in the Chibex South Property for $75,000 and a 0.66% net smelter royalty. Chibex South is located south of and adjacent to Chibex North. Agnico-Eagle now controls properties covering 12 miles on the geological contact that hosts the Lapa Contact Zone.

        With these property acquisitions, Agnico-Eagle's land package in northwestern Québec has been expanded to 2,467 hectacres and is strategically located along two of the most prolific gold mining trends, the Cadillac-Larder Lake Break hosting most of the vein type deposits from Val d'Or, in Northwestern Québec to the Kirkland Lake District in Northeastern Ontario as well as the Cadillac-Bousquet Belt which hosts the LaRonde deposits. The Cadillac-Larder Lake Break is one of North America's most prolific gold mining trends.

        At Goldex, a number of technical studies have been initiated including rock fragmentation and subsidence, hoisting, shaft design, equipment, ventilation, manpower, rock mechanics, mining methods and underground infrastructure, metallurgy and plant design, resource estimate and environmental impact. These will culminate in a feasibility study, the results of which the Company plans to release at its Annual General Meeting on June 19, 2003.

        A rock mechanic study was also initiated on the Deep LaRonde project. A scoping study on this project is also expected in time for the Annual General meeting.

        The longitudinal illustrations that detail the LaRonde and Lapa drill results presented in this report can be viewed and downloaded from the Company's website www.agnico-eagle.com  (Press Release) or:

http://files.newswire.ca/3/Zone7.pdf
http://files.newswire.ca/3/0423Laronde20N.pdf
http://files.newswire.ca/3/geology.pdf
http://files.newswire.ca/3/longitudinal.pdf

Scientific and Technical Data

        A qualified person, Marc. H. Legault, P.Eng., Agnico-Eagle's Manager, Project Evaluation, has verified the data disclosed in this report. The verification procedures, the quality assurance program, and quality control procedures may be found in the 2001 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated February 25, 2001, filed on SEDAR.

Forward Looking Statements

        This report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators

(including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

April 24, 2003

Sean Boyd
President & Chief Executive Officer

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported a first quarter net loss of $6.2 million, or $0.07 cents per share, compared to net income of $0.5 million, or $0.01 cent per share, in the first quarter of 2002. Gold production in the first quarter of 2003 was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. The first quarter production shortfall is due to a previously reported rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

        The first quarter of 2003 included a non-cash charge of $1.7 million (net of tax), or $0.02 per share, representing the cumulative effect of adopting Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). For a full description of the accounting change, please see the Company's 2002 Management Discussion and Analysis of Operations and Financial Condition under the caption "Critical Accounting Policies — Reclamation Costs."

        The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

(millions of dollars)	First Quarter
Increase in gold price	$3.0
Increase in copper production	2.0
Increase in silver production and price	1.6
Increase in operating costs	(4.0)
Increase in El Coco royalty	(2.2)
Cumulative effect of adopting FAS 143	(1.7)
Decrease in gold production	(1.7)
Increase in depreciation & amortization	(1.3)
Decrease in zinc production	(1.0)
Stronger Canadian dollar	(0.8)
Other	(0.6)

Net negative variance	$(6.7)

        The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in the first quarter of 2002. Operating at the expanded rate, the mill processed a record 602,633 tons of ore in the first quarter of 2003 leaving onsite operating costs per ton unchanged over the first quarter of 2002 at C$52 per ton.

        In the first quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $169 per ounce from $129 per ounce in 2002. Total cash operating costs to produce an ounce of gold were $243 compared to $161 in the same quarter of 2002. Although onsite operating costs remained unchanged at $52 per ton, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

        The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

(thousands of dollars, except where noted)	Q1 2003	Q1 2002
Cost of production per Consolidated Statements
of Income (Loss)	$24,347	$17,603
Adjustments:
Byproduct revenues	(11,379)	(7,535)
El-Coco royalty	(4,075)	(1,908)
Revenue recognition adjustment(i)	508	(57)
Non cash reclamation provision	(105)	(303)

Cash operating costs	$9,296	$7,800
Gold production (ounces)	55,005	60,529

Cash operating cost (per ounce)	$169	$129
El-Coco royalty (per ounce)	74	32

Total cash operating costs (per ounce)(ii)	$243	$161

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

        Amortization expense increased 39% to $4.5 million in the first quarter of 2003 from $3.2 million in the first quarter of 2002. The increase in amortization is attributable to the increased mill throughput of 26% and increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

        Income and mining taxes increased to $0.6 million in the first quarter of 2003 from nil in the first quarter of 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

        At March 31 2003, Agnico-Eagle's consolidated cash and cash equivalents were $141 million while working capital was $174 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $241 million of available cash resources at March 31, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

        Cash flow from operating activities, before working capital changes, was $(0.6) million in the first quarter of 2003 compared to $5.0 million in the first quarter of 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

        For the three months ended March 31, 2003, capital expenditures were $10.8 million compared to $14.3 million in the first quarter of 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. For the full year 2003, capital expenditures are expected to be $39 million, including $36 million at LaRonde and $3 million on other properties. The Company expects to fund these expenditures from operating cash flow and existing cash balances.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA
(Unaudited)

	Three months ended March 31,
	2003	2002
	(thousands of United States dollars, except where noted, US GAAP basis)
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$30,112	$25,547
Mine operating costs	24,347	17,603

Mine operating profit	$5,765	$7,944

Net income (loss) for period	$(6,237)	$477
Net income (loss) per share	$(0.07)	$0.01
Operating cash flow (before non-cash working capital)	$(577)	$4,972
Weighted average number of shares — basic (in thousands)	83,725	68,006
Tons of ore milled	602,633	477,333
Head grades:
Gold	0.10	0.14
Silver	2.44	2.52
Zinc	3.55%	5.24%
Copper	0.45%	0.22%
Recovery rates:
Gold	91.66%	94.54%
Silver	83.80%	83.70%
Zinc	78.20%	84.90%
Copper	79.10%	60.30%
Payable production:
Gold (ounces)	55,005	60,259
Silver (ounces in thousands)	1,036	724
Zinc (pounds in thousands)	27,964	35,997
Copper (pounds in thousands)	3,956	1,131
Realized prices per unit of production:
Gold (per ounce)	$350	$300
Silver (per ounce)	$4.70	$4.48
Zinc (per pound)	$0.35	$0.36
Copper (per pound)	$0.76	$0.72
Onsite operating costs per ton milled (Canadian dollars)	$52	$52

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$378	$258
Less: Non-cash asset retirement expenses	(2)	(5)
Net byproduct revenues	(207)	(124)

Cash operating costs	$169	$129
Accrued El Coco royalties	74	32

Total cash costs	$243	$161
Non-cash costs:
Reclamation provision	2	5
Amortization	82	54

Total operating costs	$327	$220

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	March 31, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$141,238	$152,934
Metals awaiting settlement	25,465	29,749
Income taxes recoverable	2,341	2,900
Inventories:
Ore stockpiles	5,116	4,604
In-process concentrates	1,411	1,008
Supplies	4,916	5,008
Prepaid expenses and other	9,027	10,025

Total current assets	189,514	206,228
Fair value of derivative financial instruments	2,437	1,835
Investments and other assets	9,514	8,795
Future income and mining tax assets	23,664	23,890
Mining properties	361,289	353,059

	$586,418	$593,807

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$14,576	$15,246
Dividends payable	706	3,013
Income and mining taxes payable	—	954
Interest payable	260	1,873

Total current liabilities	15,542	21,086

Long-term debt	143,750	143,750

Fair value of derivative financial instruments	—	5,346

Asset retirement obligation and other liabilities	8,846	5,043

Future income and mining tax liabilities	22,215	20,889

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 83,767,794 (2002 — 83,636,861)	593,216	591,969
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(202,260)	(196,023)
Accumulated other comprehensive loss	(17,804)	(21,166)

Total shareholders' equity	396,065	397,693

	$586,418	$593,807

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(thousands of United States dollars, except per share amounts, US GAAP basis)

	Three months ended March 31,
	2003	2002
REVENUES
Revenues from mining operations	$30,112	$25,547
Interest and sundry income	641	36

	30,753	25,583
COSTS AND EXPENSES
Production	24,347	17,603
Exploration and corporate development	1,472	749
Amortization	4,517	3,251
General and administrative	1,467	1,001
Provincial capital tax	489	380
Interest	2,217	1,916
Foreign currency gain	(217)	—

Income (loss) before income, mining and federal capital taxes	(3,539)	683
Federal capital tax	325	206
Income and mining tax expense	630	—

Income (loss) before cumulative catch-up adjustment	(4,494)	477
Cumulative catch-up adjustment relating to asset retirement obligations	(1,743)	—

Net income (loss) for the period	$(6,237)	$477
Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$(0.05)	$0.01
Cumulative catch-up adjustment per share — basic and diluted	(0.02)	—

Net income (loss) per share — basic and diluted	$(0.07)	$0.01
Weighted average number of shares (in thousands) (note 3)
basic	83,725	68,006
diluted	83,725	79,283

Comprehensive income (loss):
Net Income (loss) for the period	$(6,237)	$477
Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities	3,227	(1,833)
Unrealized gain on available for sale securities	135	—

Other comprehensive income (loss)	3,362	(1,833)

Comprehensive income (loss) for the period	$(2,875)	$(1,356)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

(Unaudited)
(thousands of United States dollars, except per share amounts, US GAAP basis)

	Three months ended March 31,
	2003	2002
Deficit
Balance, beginning of period	$(196,023)	$(197,220)
Net income (loss) for the period	(6,237)	477

Balance, end of period	$(202,260)	$(196,743)

Accumulated other comprehensive loss
Balance, beginning of period	$(21,166)	$(15,576)
Other comprehensive income (loss) for the period	3,362	(1,833)

Balance, end of period	$(17,804)	$(17,409)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(thousands of United States dollars, US GAAP basis)

	Three months ended March 31,
	2003	2002
Operating activities
Net income (loss) for the period	$(6,237)	$477
Add (deduct) items not affecting cash from operating activities:
Amortization	4,517	3,251
Provision for (recoveries of) future income and mining taxes	1,326	—
Unrealized (gain) loss on derivative contracts	(2,270)	—
Cumulative catch-up adjustment related to asset retirement obligations	1,743	—
Amortization of deferred costs and other	344	1,244

Cash flow from operations, before working capital changes	(577)	4,972
Change in non-cash working capital balances
Metals awaiting settlement	4,119	(9,153)
Income taxes recoverable	(395)	(594)
Inventories	(823)	229
Prepaid expenses and other	571	(2,174)
Accounts payable and accrued liabilities	(670)	1,330
Interest payable	(1,613)	(1,667)

Cash flows from (used in) operating activities	612	(7,057)

Investing activities
Additions to mining properties	(10,837)	(14,252)
Increase in investments and other	(188)	(9)

Cash flows used in investing activities	(11,025)	(14,261)

Financing activities
Dividends paid	(2,431)	(1,289)
Common shares issued	1,195	5,226
Proceeds from long-term debt	—	143,750
Financing costs	—	(5,266)
Repayment of the Company's senior convertible notes	—	(121,971)

Cash flows from (used in) financing activities	(1,236)	20,450

Effect of exchange rate changes on cash and cash equivalents	(47)	(17)
Net decrease in cash and cash equivalents	(11,696)	(885)
Cash and cash equivalents, beginning of period	152,934	21,180

Cash and cash equivalents, end of period	$141,238	$20,295

Other operating cash flow information:
Interest paid during the period	$3,602	$19,397

Taxes paid (recovered) during the period	$—	$3,329

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED
Notes to Interim Consolidated Financial Statements
US GAAP basis (Unaudited)

1.     Basis of Presentation

  The Company's primary basis of financial reporting is United States generally accepted accounting principles. Financial statements under Canadian generally accepted accounting principles are also prepared for statutory reporting purposes in Canada and sent to shareholders.

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2003 and the results of operations and cash flows for the three month periods ended March 31, 2003 and 2002.

  Operating results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2002.

2.     Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     Change in Accounting Policies

  Except for the items outlined below, these interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 audited annual financial statements.

        (a)   Reclamation Costs

  Estimated reclamation costs are based on legal, environmental and regulatory requirements. Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset.

  In order to calculate the initial liability on January 1, 2003, the Company made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions change, such as life-of-mine.

  The adoption of FAS 143 negatively impacted income in the first quarter of 2003 as the Company recorded a non-cash charge of approximately $1.7 million, or $0.02 per share, representing the past cumulative effect of adopting this standard.

        (b)   Stock-based compensation

  The Company has an Employee Stock Option Plan ("ESOP") which is described fully in note 7 to the Company's December 31, 2002 annual audited consolidated financial statements. Prior to 2003, the company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in income prior to January 31, 2003 as all options granted under the ESOP had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation,"("FAS 123") as amended by FASB Statement No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure." The Company has adopted the provisions of FAS 123 prospectively to all employee awards granted, modified, or settled after January 1, 2003. No options were granted in the first quarter ended March 31, 2003 and accordingly no compensation expense has been recognized in the interim consolidated financial statements.

4.     Capital Stock

  For the three month period ended March 31, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

  The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2003 were exercised:

Common shares outstanding at March 31, 2003	83,767,794
Convertible debenture [based on debenture holders' option]	10,267,919
Employees' stock options	2,985,200
Warrants	6,900,000

103,920,913

  During the three-month period ended March 31, 2003, 75,150 (2002 — 520,550) employee stock options were exercised for cash of $0.5 million (2002 — $3.3 million).

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — CANADIAN GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported a first quarter net loss of $3.6 million, or $0.06 cents per share, compared to net income of $5.8 million, or $0.12 cents per share, in the first quarter of 2002. Gold production in the first quarter of 2003 was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. The first quarter production shortfall is due to a previously reported rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

        The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

First Quarter
(millions of dollars)
Increase in gold price	$3.0
Increase in copper production	2.0
Increase in silver production and price	1.6
Increase in operating costs	(4.0)
Increase in El Coco royalty	(2.2)
Decrease in gold production	(1.7)
Increase in depreciation & amortization	(1.3)
Decrease in zinc production	(1.0)
Stronger Canadian dollar	(0.8)
Gain on settlement of convertible notes in Q1 2002	(6.2)
Other	1.2

Net negative variance	$(9.4)

        The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in the first quarter of 2002. Operating at the expanded rate, the mill processed a record 602,633 tons of ore in the first quarter of 2003 leaving onsite operating costs per ton unchanged over the first quarter of 2002 at C$52 per ton.

        In the first quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $169 per ounce from $129 per ounce in 2002. Total cash operating costs to produce an ounce of gold were $243 compared to $161 in the same quarter of 2002. Although onsite operating costs remained unchanged at $52 per ton, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

        The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

	Q1 2003	Q1 2002
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income (Loss)	$24,517	$17,352
Adjustments:
Byproduct revenues	(11,379)	(7,284)
El-Coco royalty	(4,075)	(1,908)
Revenue recognition adjustment(i)	508	(57)
Non cash reclamation provision	(275)	(303)

Cash operating costs	$9,296	$7,800
Gold production (ounces)	55,005	60,529

Cash operating cost (per ounce)	$169	$129
El-Coco royalty (per ounce)	74	32

Total cash operating costs (per ounce)(ii)	$243	$161

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under CDN GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with CDN GAAP.

        Amortization expense increased 61% to $4.5 million in the first quarter of 2003 from $2.8 million in the first quarter of 2002. The increase in amortization is attributable to the increased mill throughput of 26% and increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

        Income and mining taxes increased to $0.6 million in the first quarter of 2003 from nil in the first quarter of 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

        At March 31 2003, Agnico-Eagle's consolidated cash and cash equivalents were $141 million while working capital was $172 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $241 million of available cash resources at March 31, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

        Cash flow from operating activities, before working capital changes, was $1.2 million in the first quarter of 2003 compared to $5.1 million in the first quarter of 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

        For the three months ended March 31, 2003, capital expenditures were $10.8 million compared to $14.3 million in the first quarter of 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. For the full year 2003, capital expenditures are expected to be $39 million, including $36 million at LaRonde and $3 million on other properties. The Company expects to fund these expenditures from operating cash flow and existing cash balances.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)
(thousands of United States dollars, except where noted, CDN GAAP basis)

	Three months ended March 31,
	2003	2002
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$30,112	$25,092
Mine operating costs	24,517	17,352

Mine operating profit	$5,595	$7,740

Net income (loss) for period	$(3,564)	$5,778
Net income (loss) per share	$(0.08)	$0.12
Operating cash flow (before non-cash working capital)	$1,159	$5,129
Weighted average number of shares — basic (in thousands)	83,725	68,006
Tons of ore milled	602,633	477,333
Head grades:
Gold	0.10	0.14
Silver	2.44	2.52
Zinc	3.55%	5.24%
Copper	0.45%	0.22%
Recovery rates:
Gold	91.66%	94.54%
Silver	83.80%	83.70%
Zinc	78.20%	84.90%
Copper	79.10%	60.30%
Payable production:
Gold (ounces)	55,005	60,259
Silver (ounces in thousands)	1,036	724
Zinc (pounds in thousands)	27,964	35,997
Copper (pounds in thousands)	3,956	1,131
Realized prices per unit of production:
Gold (per ounce)	$350	$300
Silver (per ounce)	$4.70	$4.48
Zinc (per pound)	$0.35	$0.36
Copper (per pound)	$0.76	$0.72
Onsite operating costs per ton milled (Canadian dollars)	$52	$52

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$378	$258
Less: Non-cash asset retirement expenses	(2)	(5)
Net byproduct revenues	(207)	(124)

Cash operating costs	$169	$129
Accrued El Coco royalties	74	32

Total cash costs	$243	$161
Non-cash costs:
Reclamation provision	2	5
Amortization	82	54

Total operating costs	$327	$220

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, CDN GAAP basis)

	March 31, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$141,238	$152,934
Metals awaiting settlement	25,465	29,749
Income taxes recoverable	2,341	2,900
Inventories:
Ore stockpiles	5,116	4,604
In-process concentrates	1,411	1,008
Supplies	4,916	5,008
Prepaid expenses and other	7,334	7,576

Total current assets	187,821	203,779
Investments and other assets	10,834	8,951
Future income and mining tax assets	22,929	22,929
Mining properties	362,729	356,409

	$584,313	$592,068

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$14,576	$15,246
Dividends payable	706	3,013
Income and mining taxes payable	—	954

Interest payable	260	1,873

Total current liabilities	15,542	21,086

Reclamation provision and other liabilities	4,686	4,314

Future income and mining tax liabilities	25,141	23,819

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 83,767,794 (2002 — 83,636,861)	442,617	441,363
Convertible debenture	92,351	91,465
Other paid in capital	55,028	55,028
Warrants	15,732	15,732
Contributed surplus	5,560	5,560
Deficit	(72,344)	(66,299)

Total shareholders' equity	538,944	542,849

	$584,313	$592,068

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Unaudited)
(thousands of United States dollars, except per share amounts, CDN GAAP basis)

	Three months ended March 31,
	2003	2002
REVENUES
Revenues from mining operations	$30,112	$25,092
Interest and sundry income	146	228

	30,258	25,320
COSTS AND EXPENSES
Production	24,517	17,352
Exploration and corporate development	1,472	749
Amortization	4,517	2,812
General and administrative	1,467	1,001
Provincial capital tax	489	380
Interest	622	1,925
Foreign currency gain	(217)	—

Income (loss) before undernoted	(2,609)	1,101
Gain on settlement of Company's senior convertible notes	—	6,184

Income (loss) before income, mining and federal capital taxes	7,285
Federal capital tax	325	207
Income and mining tax expense	630	1,300

Net income (loss) for the period	$(3,564)	$5,778

Net income (loss) per share — basic (note 3)	$(0.06)	$0.13

Net income (loss) per share — diluted (note 3)	$(0.06)	$0.12

Weighted average number of shares (in thousands) (note 3)
basic	83,725	68,006
diluted	83,725	79,283

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)

	Three months ended March 31,
(thousands of United States dollars, except per share amounts, CDN GAAP basis)
	2003	2002
Deficit
Balance, beginning of period	$(66,299)	$(56,731)
Net income (loss) for the period	(3,564)	5,778

	(69,863)	(50,953)
Interest costs associated with the Company's convertible debentures	(2,481)	(474)
Gain on settlement of conversion option related to the Company's senior convertible notes, net of related income taxes	—	3,833
Share issue costs	—	(5,266)

Balance, end of period	$(72,344)	$(52,860)

        Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31,
(thousands of United States dollars, except per share amounts, CDN GAAP basis)
	2003	2002
Operating activities
Net income (loss) for the period	$(3,564)	$5,778
Add (deduct) items not affecting cash from operating activities:
Amortization	4,517	2,812
Provision for future income and mining taxes	1,326	1,300
Gain on liquidation of written call option derivative contracts	(1,861)
Gain on settlement of the Company's senior convertible notes	—	(6,184)
Amortization of deferred costs and other	741	1,423

Cash flow from operations, before working capital changes	1,159	5,129
Change in non-cash working capital balances
Metals awaiting settlement	4,119	(9,098)
Income taxes recoverable	(395)	(594)
Inventories	(823)	(21)
Prepaid expenses and other	430	(2,136)
Accounts payable and accrued liabilities	(670)	1,330
Interest payable	(1,613)	(1,667)

Cash flows from (used in) operating activities	2,207	(7,057)

Investing activities
Additions to mining properties	(10,837)	(14,252)
Increase in investments and other	(188)	(9)

Cash flows used in investing activities	(11,025)	(14,261)

Financing activities
Dividends paid	(2,431)	(1,289)
Common shares issued	1,195	5,226
Interest on convertible debentures	(1,595)	—
Proceeds from long-term debt	—	143,750
Financing costs	—	(5,266)
Repayment of the Company's senior convertible notes	—	(121,971)

Cash flows from (used in) financing activities	(2,831)	20,450

Effect of exchange rate changes on cash and cash equivalents	(47)	(17)
Net decrease in cash and cash equivalents	(11,696)	(885)
Cash and cash equivalents, beginning of period	152,934	21,180

Cash and cash equivalents, end of period	$141,238	$20,295

Other operating cash flow information:
Interest paid during the period	$3,602	$19,397

Taxes paid (recovered) during the period	—	$3,329

        Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED
Notes to Interim Consolidated Financial Statements
CDN GAAP basis (Unaudited)

1.     Basis of Presentation

  The accompanying unaudited interim consolidated financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Consolidated Financial Statements (CDN GAAP basis) for the year ended December 31, 2002.

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

  Operating results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis).

2.     Use of Estimates

  The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     Net income per share

  For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debenture issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to retained earnings. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

Nine months ended September 30, 2002
Net income, per financial statements	$(3,564)
Less: Interest on 2012 convertible debenture charged directly to retained earnings	(1,595)

Net income used in the computation of net income per share	$(5,160)

  The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

4.     Capital Stock

  For the three month period ended March 31, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

  The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2003 were exercised:

Common shares outstanding at March 31, 2003	83,767,794
Convertible debenture [based on debenture holders' option]	10,267,919
Employees' stock options	2,985,200
Warrants	6,900,000

103,920,913

  During the three-month period ended March 31, 2003, 75,150 (2002 — 520,550) employee stock options were exercised for cash of $0.5 million (2002 — $3.3 million).

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SIGNATURE
FIRST QUARTER REPORT 2003
QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS (Unaudited) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED Notes to Interim Consolidated Financial Statements US GAAP basis (Unaudited)
QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — CANADIAN GAAP (all figures are expressed in US dollars unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited) (thousands of United States dollars, except where noted, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (Unaudited) (thousands of United States dollars, except per share amounts, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF DEFICIT (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
AGNICO-EAGLE MINES LIMITED Notes to Interim Consolidated Financial Statements CDN GAAP basis (Unaudited)